Exhibit 99.2

Dole plc Announces Mutual Termination of Agreement with Fresh Express for the Sale of its Fresh Vegetables Division

Dublin – March 28, 2024
Dole plc (NYSE: DOLE) (“Dole”) today announced that it has agreed with Fresh Express Incorporated (“Fresh Express”) to terminate the previously announced agreement under which Fresh Express would have acquired Dole’s Fresh Vegetables Division. This termination is the result of the U.S. Department of Justice’s decision that it will pursue litigation to prevent the transaction.
While Dole strongly disagrees with the Department of Justice’s decision and continues to believe that the transaction was pro-competitive and would have unlocked ongoing benefits to customers and consumers, we remain confident that we will have an alternative path forward in the near term that is in the best interests of the Fresh Vegetables Division’s employees, customers, and partners, and the Dole plc shareholders.
About Dole plc:
A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh produce sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of Dole’s future plans and economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by Dole or any other person that the future plans, estimates, or expectations contemplated by Dole will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to Dole’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause Dole’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) uncertainties as to the timing of Dole’s plan to exit the Fresh Vegetables division, (ii) the ability of Dole to execute on its strategy to exit the business, (iii) legislative, regulatory and economic developments and (iv) those other matters disclosed in Dole’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if Dole’s underlying assumptions prove to be incorrect, Dole’s actual results may vary materially from what Dole may have expressed or implied by these forward-looking statements. Dole cautions that you should not place undue reliance on any of Dole’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Dole does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact Dole plc:
James O’Regan, Head of Investor Relations
investors@doleplc.com
+353 1 887 2794

Media Contact Dole plc:
William Goldfield
william.goldfield@dole.com
818-874-4647

Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130